15047830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16267

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1200 Harbor Boulevard
(No. and Street)

Weehawken	**New Jersey**	**07086**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Amy Fainsbert **201-352-4373**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CM

KH 3/14

OATH OR AFFIRMATION

I, Amy Fainsbert, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to UBS Financial Services Inc., as of December 31, 2014, is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client, except security accounts of principal officers and directors that are classified as client accounts (debits $1,898,433 credits $8,970).

Kathleen McCarthy
Notary Public
New Jersey
My Commission Expires 8-19-15

Amy Fainsbert — February 27, 2015

Chief Financial Officer
Managing Director

Kathleen McCarthy

STATE OF NEW JERSEY

Sworn to before me this
27th day of February, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Comprehensive Income.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☒ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of - consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Financial Services Inc.

Consolidated Statement of Financial Condition

Year Ended December 31, 2014

Contents

EY
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Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Financial Services Inc.

We have audited the accompanying consolidated statement of financial condition of UBS Financial Services Inc. (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of UBS Financial Services Inc. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2015

UBS Financial Services Inc.

Consolidated Statement of Financial Condition

December 31, 2014

(Amounts in Thousands of Dollars)

Assets	
Cash and cash equivalents	$ 690,082
Cash and securities segregated and on deposit for federal and other regulations	2,378,360
Financial instruments owned, at fair value	556,686
Securities purchased under agreements to resell	1,218,734
Securities borrowed	903,422
Receivables:	
Clients (net of allowance for doubtful accounts of $714)	3,813,363
Loans	301,260
Brokers, dealers and clearing organizations	966,518
Dividends and interest	8,091
Fees and other	297,114
Receivables from affiliated companies	82,947
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,007,604)	523,367
Goodwill and intangibles	581,098
Deferred tax asset	846,073
Other assets	519,111
Total assets	$ 13,686,226
Liabilities and stockholder's equity	
Financial instruments sold, not yet purchased, at fair value	$ 67,199
Securities sold under agreements to repurchase	500,381
Securities loaned	647,737
Payables:	
Clients (including free credit balances of $2,828,617)	4,021,864
Brokers, dealers and clearing organizations	91,910
Dividends and interest	9,545
Accrued compensation and benefits	1,904,982
Payables to affiliated companies	636,756
Income taxes payable	4,881
Other liabilities and accrued expenses	1,234,555
	9,119,810
Subordinated liabilities	1,500,000
Stockholder's equity	3,066,416
Total liabilities and stockholder's equity	$ 13,686,226

See notes to consolidated statement of financial condition.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition

December 31, 2014
(Amounts in Thousands of Dollars)

1. Organization

UBS Financial Services Inc. ("UBSFSI" or the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company's business activities include securities and commodities brokerage, investment advisory and asset management services serving the investment, cash management, financial planning and borrowing needs of individual and institutional clients.

UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS").

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain assets and liabilities, the outcome of litigation, the carrying amount of goodwill and other intangible assets, certain accruals and other matters that affect the reported amounts and contingency disclosures in the Company's consolidated statement of financial condition.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries, the largest of which is UBS Financial Services Incorporated of Puerto Rico ("UBSFSIPR"). All material intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with an original maturity of three months or less when purchased. At December 31, 2014, the Company had $9,652 in demand deposit accounts which are considered cash and cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. Recording financial instruments owned and financial instruments sold, not yet purchased on a trade date basis would not have a material effect on the consolidated statement of financial condition. State and municipal obligations and certain mutual funds are recorded on a trade date basis at fair value.

Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities, including certain payables and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, "Fair Value Measurements" ("ASC 820"), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by ASC 820, are used to measure fair value.

In carrying out valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the controllers. The objective of the independent price verification process is to independently corroborate the business's estimates of fair value against available market information. By benchmarking the business's fair value estimates with observable market prices

2. Summary of Significant Accounting Policies (continued)

or other independent sources, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. As a result of the valuation controls employed, valuation adjustments may be made to the business' estimate of fair value to either align with independent market information or financial accounting standards.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the financial instrument, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the financial instrument and rely on management's own conclusions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value:

U.S. Government securities and agency obligations: U.S. Government securities are generally actively traded and are valued using quoted market prices. If market prices happen to not be available, these securities are valued against yield curves implied from similar issuances. These securities are generally categorized as Level 1 within the fair value hierarchy. Agency obligations are composed of agency-issued debt. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Agency obligations are generally categorized as Level 2 within the fair value hierarchy.

2. Summary of Significant Accounting Policies (continued)

Equities: Exchange traded equity securities are traded on public stock exchanges where quoted prices are readily and regularly available and to the extent that these securities are actively traded, these are categorized as Level 1 within the fair value hierarchy; otherwise these are categorized as Level 2 within the fair value hierarchy.

Mutual funds: Mutual funds are valued using quoted market prices. These financial instruments are generally actively traded on the exchange and categorized as Level 1 within the fair value hierarchy. Those which are not actively traded on the exchange are generally categorized as Level 2 in the fair value hierarchy. Those for which significant inputs are not based on observable market data are categorized as Level 3 within the fair value hierarchy.

Corporate debt obligations: Corporate bonds are priced at market levels, which are based on recent trades or broker and dealer quotes. These are generally categorized as Level 2 within the fair value hierarchy.

State and municipal obligations: These securities are comprised of bonds issued by states and municipalities. These financial instruments are priced at market levels, which are based on recent trades or broker and dealer quotes and are included as Level 2 within the fair value hierarchy.

Certificates of deposit and money market funds: These financial instruments have short and long term maturities and carry interest rates that approximate market. Certificates of deposit are valued at amortized cost plus interest which approximate fair value and are generally categorized as Level 2 within the fair value hierarchy. Money markets funds are valued using quoted market prices and are generally categorized as Level 1 within the fair value hierarchy.

Mortgage-backed obligations: Mortgage-backed obligations represent agency mortgage pass-through pool securities and collateralized mortgage obligations. These securities are valued using quoted market prices and trade data adjusted by subsequent changes in related indices for identical or comparable securities and are generally categorized as Level 2 within the fair value hierarchy.

2. Summary of Significant Accounting Policies (continued)

Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. Government securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain collateral in the form of securities, which has a fair value in excess of the original principal amount loaned or borrowed. The resale agreements and repurchase agreements would be classified as Levels 1 and 2 within the fair value hierarchy. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. The Company may net certain repurchase agreements and resale agreements when the requirements of FASB ASC 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. At December 31, 2014, the Company did not net any repurchase and resale agreements.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

2. Summary of Significant Accounting Policies (continued)

Depreciation and Amortization

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files stand alone returns in other state, local and foreign jurisdictions. Federal, state, local and foreign taxes are provided for on a separate return basis.

In accordance with the provisions of FASB ASC 740, "Income Taxes" ("ASC 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Tax Benefits Associated With Share-Based Compensation

FASB ASC 718, "Share-Based Payment" ("ASC 718"), states that, if upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the financial statements; the tax benefit associated with any excess deduction is considered a "windfall" and recognized in stockholders' equity as additional paid in capital ("APIC"). However, an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return. In the current year the tax deduction related to share-based compensation is less than the cumulative compensation costs that the Company had recognized in the financial statements and accordingly, the deduction recorded was not limited.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not amortized but is tested annually for impairment in accordance with FASB ASC 350 "Intangibles – Goodwill and Other". The Company initially performs a qualitative analysis to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this option, there is no requirement to calculate the fair value of a reporting unit unless it is determined, based on that qualitative assessment, that it is more-likely-than-not that the fair value is less than its carrying amount for a reporting unit. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment. There was no impairment indicated as of December 31, 2014.

Intangible assets consist of customer relationships arising from business combinations. Intangible assets are recorded at cost, which represents the fair value of the acquired intangible assets at the date of acquisition. The Company's intangible assets are amortized over 10 years. At December 31, 2014 the Company held $24,951 of intangible assets, net of accumulated amortization of $124,983. The Company tests intangible assets for impairment by assessing whether the carrying value of the definite life intangible exceed the fair value of the asset, based upon its future expected cash flows. There was no impairment indicated as of December 31, 2014.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Loans and Allowance for Loan Losses

The Company reports loans at the outstanding principal amount, adjusted for any charge offs or allowance for loan losses. The carrying value of variable-rate security based loans approximate fair value as the loans re-price daily and there is no stated maturity date. These loans would be classified as Level 3 assets in the fair value hierarchy. Loans that become delinquent may be accounted for separately depending on the status of the loan, which is determined from certain credit quality indicators applied, including past-due, nonaccrual, impaired, modified and restructured indicators. Any allowance for loan losses represents the Company's estimate of losses inherent in the loan portfolio that may be recognized from loans that are not recoverable.
Accounting Developments

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (ASC 220) "Reporting of Amounts Reclassified Out of Other Comprehensive Income" ("ASU No. 2013-02"). This amendment requires a company to provide information about the amounts reclassified out of accumulated other comprehensive income ("OCI") by component. In addition, a company is required to present, either on the face of the statement of where net income is presented or in the notes, significant amounts reclassified out of accumulated OCI by the respective line items of net income. This requirement is effective for fiscal years beginning after December 15, 2013 (and interim and annual periods thereafter). The Company adopted ASU 2013-02 on January 1, 2014. There were no amounts reclassified out of accumulated OCI during year ended December 31, 2014.

In July 2013, the FASB issued ASU No. 2013-11, Incomes Taxes (ASC 740), "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryfoward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU No. 2013-11"). The amendments in this update provide explicit guidance on the financial statement presentation of unrecognized tax benefits to better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position. This requirement is effective for fiscal years beginning after December 15, 2013 (and interim and annual periods thereafter). The Company has adopted ASU No. 2013-11 as of January 1, 2014.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers ("ASC 606") ("ASC No. 2014-09"). This amendment creates the new ASC 606, and supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This amendment clarifies the principles for recognizing revenue from contracts with customers, except for contracts involving financial instruments. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This amendment is effective for fiscal years beginning after December 15, 2016. The Company is currently assessing the impact that ASU No. 2014-09 will have on the Company's consolidated statement of financial condition.

In June 2014, the FASB issued ASU No. 2014-11, Transfers and Servicing (ASC Topic 860), "Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures" ("ASU No. 2014-11"). This amendment requires that repurchase-to-maturity transactions be accounted for as secured borrowings and requires separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty which will result in secured borrowing accounting for the repurchase agreement. This amendment also requires additional disclosures for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. This amendment is effective for fiscal years beginning after December 15, 2014 (and interim periods beginning after March 15, 2015). The Company is currently assessing the impact that ASU No. 2014-11 will have on the Company's consolidated statement of financial condition.

In June 2014, the FASB issued ASU 2014-12, Compensation - Stock Compensation (ASC 718), "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period" ("ASU No. 2014-12"). This amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. This amendment is effective for fiscal years beginning after December 15, 2015. The Company is currently assessing the impact that ASU No. 2014-12 will have on the Company's consolidated statement of financial condition.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic ASC 205-40) ("ASU No. 2014-15"). This amendment requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. This amendment is effective for fiscal years ending after December 15, 2016. The Company is currently assessing the impact that ASU No. 2014-15 will have on the Company's consolidated statement of financial condition.

3. Fair Value Measurement

Fair Value Hierarchy

At December 31, 2014, financial instruments recorded at fair value, consisted of the following:

	Level 1	Level 2	Level 3	Total
Financial instruments owned				
U.S. Government securities and agency obligations	53,223	8,982	–	62,205
Equities	595	6,379	–	6,974
Mutual funds	124,578	85	1,984	126,647
Corporate debt obligations	–	71,039	–	71,039
State and municipal obligations	–	231,672	–	231,672
Certificates of deposit and money market funds	22,231	26,313	–	48,544
Mortgage-backed obligations	–	9,605	–	9,605
Total	$ 200,627	$ 354,075	$ 1,984	$ 556,686
Financial instruments sold, not yet purchased				
U.S. Government securities and agency obligations	$ 18,902	$ –	$ –	$ 18,902
Equities	563	181	–	744
Corporate debt obligations	–	43,724	–	43,724
State and municipal obligations	–	1,200	–	1,200
Mutual funds	1,716	96	19	1,831
Certificates of deposit and money market funds	–	661	–	661
Mortgage-backed obligations	–	137	–	137
Total	$ 21,181	$ 45,999	$ 19	$ 67,199

(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

Financial instruments sold, not yet purchased, at fair value represents obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

During the year ended December 31, 2014, the Company did not have any transfers of securities owned, at fair value and securities sold, not yet purchased at fair value between Levels 1 and 2 of the valuation hierarchy.

UBSFSIPR is the primary liquidity provider in the market for a number of closed-end mutual funds ("closed-end funds") invested in Puerto Rico municipal securities. These funds use leverage, which is currently provided through repurchase agreements between the funds and UBSFSIPR. Since 2013, the Puerto Rico market has experienced a downturn and liquidity issues became prevalent with the closed-end funds. The fair value of these funds is based on valuation techniques for which significant inputs are not based on observable market data.

The following table provides a reconciliation of the beginning and ending balances for the various classes of assets and liabilities measured at fair value using unobservable inputs – Level 3.

	Financial Instruments Owned Mutual Funds	Financial Instruments Sold, Not Yet Purchased Mutual Funds
Beginning balance	$ 25,771	$ 35
Purchases	48,547	–
Sales	(72,333)	(16)
Unrealized gain/(loss)	–	–
Transfers out of Level 3	–	–
Ending balance	$ 1,984	$ 19

(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

The following table provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for financial instruments owned, at fair value, and financial instruments sold, not yet purchased, at fair value, categorized as Level 3 of the fair value hierarchy at December 31, 2014. The range of values presented in the below table is representative of the highest and lowest level of input used to value the significant instruments within each category. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased	Valuation Technique(s)	Significant Unobservable Inputs/ Sensitivity	Range of Input Values
Mutual funds	$ 1,984	$ 19	Market Comparables	Price	$0.75 – $9.62

Fair Value of Collateral

In the normal course of business, the Company has margin securities and obtains securities under agreements to resell and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2014, the Company obtained and had available securities with a fair value of approximately $7,816,377 on such terms, of which approximately $5,892,017 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

(Amounts in Thousands of Dollars)

4. Loans Receivable and Allowance for Loan Losses

Loans

Loans receivable of $301,260 at December 31, 2014 are fully secured by cash and client securities, a portion of which includes Puerto Rico closed-end funds and Puerto Rico municipal securities. The loans are primarily demand facilities with variable interest rates.

Allowance for Loan Losses

Any allowance for loan losses represents the Company's estimate of losses inherent in the loan portfolio as of the balance sheet date. The allowance for loan losses is calculated in accordance with FASB ASC 310, "Receivables" ("ASC 310"), and FASB ASC 450, "Contingencies". As of December 31, 2014, there was no allowance for loan losses.

The Company's exposure to credit risk associated with its loans is measured on an individual customer basis. All loans are subject to the Company's credit review and monitoring procedures.

Security values collateralizing the loans are monitored on a daily basis. If the collateral value drops below the minimum required levels, a maintenance call is issued. The borrower must satisfy the call by providing additional securities or by paying down the loan. If the borrower does not satisfy the call, the Company may liquidate collateral to achieve required levels of collateralizations. Significant market volatility could have a negative impact on the borrower's ability to satisfy the call or the Company's ability to liquidate collateral. To limit the Company's credit risk exposure, the credit facilities are uncommitted.

Impaired Loans

Loans are evaluated for impairment in accordance with ASC 310. A loan is determined to be impaired when it is probable, based on current information and events, that the Company will not be able to collect all the principal and interest due under the contractual terms of the loan. If a loan is considered impaired, the Company measures the amount of impairment based on the fair value of the collateral. Payments received on impaired loans are applied to the carrying value of the loan. Loans are placed on nonaccrual status at the time it is determined that the loan is impaired. As of December 31, 2014, the Company had impaired loans totaling $23,859.

(Amounts in Thousands of Dollars)

5. Cash and Securities Segregated and On Deposit for Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the "Customer Protection Rule"). The Company also performs a separate computation for assets in the proprietary accounts of broker -dealers ("PAB") in accordance with the Customer Protection Rule. At December 31, 2014, the Company included $330,329 in cash and $2,048,031 of qualified securities in cash and securities segregated and on deposit for federal and other regulations.

Included in receivable from brokers, dealers and clearing organizations on the consolidated statement of financial condition is $16,924 in net liquidating equity segregated pursuant to Section 4d(a)(2) of the Commodity Exchange Act and Regulation 30.7 of the CFTC.

6. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2014, consist of the following:

Receivables from brokers, dealers and clearing organizations:	
Securities failed to deliver	$ 28,130
Receivables from money market funds	846,481
Receivables related to commodities clearing activity	17,668
Receivables from clearing organizations	61,875
Other	12,364
Total	$ 966,518

Payables to brokers, dealers and clearing organizations:	
Securities failed to receive	$ 65,366
Pending trades	15,134
Payable to clearing organizations	3,444
Other	7,966
Total	$ 91,910

(Amounts in Thousands of Dollars)

7. Receivables from and Payables to Clients

Receivables from and payables to clients include amounts due on cash and margin transactions. Clients' securities and commodities transactions are recorded on a settlement date basis. Securities owned by clients, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

8. Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2014, the consolidated statement of financial condition included the following balances with affiliates:

Assets	
Cash and cash equivalents	$ 131,279
Cash and securities segregated and on deposit for federal and other regulations	2,206,648
Securities purchased under agreements to resell	719,519
Securities borrowed	903,422
Receivables from brokers, dealers and clearing organizations	20,634
Receivables from affiliated companies	82,947
Liabilities	
Securities sold under agreements to repurchase	$ 55,387
Securities loaned	647,737
Payables to brokers, dealers and clearing organizations	1,703
Payables to affiliated companies	636,756
Subordinated liabilities (Note 9)	1,500,000

Cash and securities segregated and on deposit for federal and other regulations includes $2,045,000 of collateral obtained from an affiliate and held on deposit with a third party.

A substantial portion of the payable to affiliated companies represents amounts due to UBS AG Cayman Island Branch ("UBS Cayman") which facilitates the funding between the Company and its affiliates.

8. Related-Party Transactions (continued)

Service Level Agreements

UBSFSI has agreements with UBS AG, New York Branch (the "Branch"), UBS Securities LLC ("UBSS LLC") and other affiliated entities.

Pursuant to service level arrangements, the Company receives services from and provides services to affiliates. The significant arrangements where the Company receives or provides such support services includes arrangements with UBS Bank USA ("UBS BUSA"), UBSS LLC, UBS AG Stamford Branch, UBSFSIPR, and the Branch. The Company provides administrative and other support services to UBS BUSA. The Company receives services from UBSS LLC, UBS AG, UBS BUSA, the Branch and other affiliates for operational support services and securities research services. The agreement with UBS AG Stamford Branch also pertains to administrative services, primarily for technology services, including personnel and facilities. Pursuant to agreements, UBSS LLC provides certain clearance and settlement functions for the Company, primarily with respect to US government and agency instruments. UBSS LLC provided clearance and settlement functions for futures, and commodity instruments, through October 2014.

In the normal course of business, the Company enters into resale and repurchase agreements and securities lending transactions with UBSS LLC in order to facilitate client transactions and to meet its short-term financing needs. UBSS LLC also serves as counterparty to all resale and repurchase agreements whereby the Company has entered into equal and offsetting agreements with independent third parties.

Pursuant to a service level agreement, assignments and subleases, the Company has obligations to UBS and certain other affiliates which have entered into various non-cancelable operating lease agreements on the Company's behalf.

Interest on balances payable is primarily based on the London Interbank Offered Rate ("LIBOR").

(Amounts in Thousands of Dollars)

8. Related-Party Transactions (continued)

Certain employees of the Company have been issued loans by an affiliate as part of the Company's compensation programs related to employee recruiting and retention (see Note 14).

Retail clients of UBSFSIPR are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSIPR pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI assumes the physical custody of, and conducts the brokerage settlement activities for accounts of UBSFSIPR and its clients.

The Company repaid $80,000 to UBS Americas borrowed under terms of a long-term secured promissory note (the "Note"). The note bore interest on the unpaid principal amount thereof at a rate per annum equal to US overnight LIBOR as posted daily by the British Bankers Association.

9. Subordinated Liabilities

At December 31, 2014, subordinated borrowings and total credit facilities outstanding with UBS Americas consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Revolving subordinated loan	3/31/2020	$ 150,000	$ 1,500,000
Subordinated term loan	9/01/2016	400,000	600,000
Subordinated term loan	7/31/2016	200,000	200,000
Subordinated term loan	7/31/2016	400,000	400,000
Revolving subordinated loan	3/31/2018	350,000	450,000
		$ 1,500,000	$ 3,150,000

Loans bear interest either at a rate based upon USD overnight LIBOR as posted daily by the ICE Benchmark Administration ("IBA") or at a fixed rate.

9. Subordinated Liabilities (continued)

These loans are subordinated to claims of general creditors, are covered by agreements approved by FINRA and other regulatory authorities, and are included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, these loans may not be repaid unless first approved by FINRA.

10. Risk Management

All financial transactions involve varying degrees of market, operational and credit risk. The Company monitors its exposure to these risks on a daily basis and through a variety of financial, operational and credit exposure reporting tools and control procedures.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. In the normal course of business the Company is exposed to general and specific market risks related to its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk: Value at Risk and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading and non-trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and economic hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

10. Risk Management (continued)

Operational Risk

Operational risk is the risk resulting from inadequate or failed internal processes, people and systems, or from external causes (e.g., deliberate, accidental or natural).

Events may be direct financial losses or indirect in the form of revenue forgone as a result of business suspension. They may also result in damage to the Company's reputation and franchise, which have longer term financial consequences.

Operational risk is an inevitable consequence of being in business, and managing operational risk is a core element of our business activities. It is not possible to eliminate every source of operational risk, but our aim is to provide a framework that supports the identification and assessment of all material operational risks and their potential concentrations in order to achieve an appropriate balance between risk and return.

A comprehensive operational risk taxonomy is established that defines the universe of inherent material operational risks which arise as a consequence of business activities. This enables a common understanding and provides a standard and consistent categorization of operational risks across all business divisions. The aggregated impact of control deficiencies and the adequacy of remediation efforts are assessed by Operational Risk Control for all relevant operational risk taxonomy categories as part of the operational risk assessment process. This front-to-back process, complemented by internal subject matter expertise, provides a transparent assessment of the current operational risk exposure against agreed risk appetite statements and measures.

Significant control deficiencies that surface during the internal control and operational risk assessment processes must be reported in the operational risk inventory and sustainable remediation must be initiated.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates, other financial institutions, including banks, brokers and dealers, investment funds and insurance

10. Risk Management (continued)

companies, individuals and non-financial operating entities. Credit losses could arise should counterparties fail to perform and the value of any collateral held prove inadequate due to market conditions.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in written options, financial instruments sold, not yet purchased and commodities and financial futures. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take action as appropriate.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2014 were settled without material adverse effect on the consolidated statement of financial condition, taken as a whole.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. Government and Commonwealth of Puerto Rico Government, and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market

(Amounts in Thousands of Dollars)

10. Risk Management (continued)

prices. At December 31, 2014, the market value of securities loaned to other brokers approximated the amounts due or collateral obtained.

UBSFSIPR has direct exposure to Puerto Rico municipal securities and closed-end funds arising from its secondary market activities, which was $7,300 at December 31, 2014. In addition, securities-backed lending facilities, including purpose and non-purpose loans, provided by UBSFSIPR to its customers and repurchase agreements with institutional clients are, in part, collateralized by Puerto Rico municipal securities and closed-end funds primarily invested in Puerto Rico municipal securities. This collateral is subject to lending value haircuts and daily margining. Our total lending exposure against Puerto Rico municipal securities and closed-end fund collateral at December 31, 2014 was $427,300. This collateral had a market value of $762,100 at December 31, 2014. For a significant number of these loans, UBSFSIPR has recourse to the borrower.

The following table presents information regarding the offsetting of financial assets and financial liabilities:

	Gross Amounts	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts not offset in the Statement of Financial Condition		
				Financial Instruments	Collateral	Net Amount
Financial assets						
Securities borrowed	$ 903,422	$ –	$ 903,422	$ –	$ 896,201	$ 7,221
Securities purchased under agreements to resell [1]	3,263,734	–	3,263,734	–	3,263,734	–
Financial liabilities						
Securities loaned	647,737	–	647,737	–	640,971	6,766
Securities sold under agreements to repurchase	500,381	–	500,381	–	500,381	–

[1] Balance includes $2,045,000 in securities purchased under agreements to resell that are segregated pursuant to the Customer Protection Rule and are included in cash and securities segregated and on deposit for federal and other regulations on the consolidated statement of financial condition.

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies

Leases

The Company leases office space and equipment under non-cancelable operating and capital lease agreements, which expire at various dates through 2028. A capital lease liability of $18,313 is included in other liabilities and accrued expenses in the consolidated statement of financial condition.

The aggregate minimum future payments required by operating leases with initial or remaining lease terms exceeding one year, were as follows:

	Total Rent Payments	Total Sublease Receipts
2015	$ 170,594	$ 26,948
2016	166,819	33,653
2017	149,597	29,284
2018	130,435	22,529
2019	118,403	10,849
2020 and thereafter	448,633	45,221
	$ 1,184,481	$ 168,484

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance. In addition, minimum payments have not been reduced by future sublease rental income.

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are situations where the Company may enter

11. Commitments and Contingencies (continued)

into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated. Such provision would be included in the other liabilities and accrued expenses on the consolidated statement of financial condition. If any of those conditions are not met, such matters result in contingent liabilities.

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we can confirm that we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

In addition to the matters mentioned below, the Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

Puerto Rico Matters

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds that are sole-managed and co-managed by UBS Trust Co. of Puerto Rico (UBS Trust of PR") and distributed by UBSFSIPR have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages exceeding $1,000,000. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

A shareholder derivative action also was filed in February 2014 against the Company, UBSFSIPR and UBS Trust of PR and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. In May 2014, a federal class action complaint was filed against various UBS entities included the Company, UBSFSIPR and UBS Trust of PR, certain members of the Company's senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014.

In October 2014 UBSFSIPR reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico ("OCFI") in connection with OCFI's examination of UBSFSIPR's operations from January 2006 through September 2013. Pursuant to the settlement UBSFSIPR will among other things contribute $3,500 to an investor education fund and will offer $1,680 in restitution to certain investors and, among other things, committed to undertake an additional review of certain client accounts to determine if additional restitution would be appropriate.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico the ("System") against over forty defendants, including UBSFSIPR and UBS Consulting Services of Puerto Rico (together, "UBSPR") and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately three billion dollars of bonds by the System in 2008 and sought services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. UBS's petitions for appeal and reconsideration have been denied by the Supreme Court of Puerto Rico. Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC's investigation of UBS's sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

including the Company, UBSFSIPR, UBS Trust of PR, certain of the Funds, and certain members of UBSPR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. Plaintiffs in this action and the federal class action filed in May 2014 described above are now seeking to have these two actions consolidated.

At December 31, 2014 the Company reflected provisions with respect to matters described in this item in amounts that the Company believes to be appropriate under the applicable accounting standard. Such provisions are included in other liabilities and accrued expenses on the statement of financial condition. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

Other Commitments and Contingencies

At December 31, 2014 the Company is contingently liable under standby letters of credit issued by third party banks, totaling $35,681, which approximates fair value.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2014, the Company had outstanding $193,167 of such standby letters of credit.

In the normal course of business, the Company and its subsidiary, UBSFSIPR, enters into when-issued transactions and underwriting commitments. Settlement of these transactions at December 31, 2014 did not have a material impact on the consolidated statement of financial condition, taken as a whole.

There are no material underwriting commitments at December 31, 2014.

(Amounts in Thousands of Dollars)

12. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2014:

	UBSFSI Per FOCUS (Unaudited)	Other Subsidiaries	Eliminations/ Other	UBSFSI Consolidated
Total assets	$ 13,134,187	$ 736,060	$ (184,021)	$ 13,686,226
Total stockholder's equity	$ 3,066,416	$ 163,979	$ (163,979)	$ 3,066,416

The Company prepares Part II of Form X-17A-5 using the flow-through method allowed pursuant to Appendix C of 17 CFR 240.15c3-1 ("the Net Capital Rule"). Accordingly, at December 31, 2014, the computation of net capital in accordance with the Net Capital Rule includes $197,152 of flow through capital of UBSFSIPR. See Note 13 Net Capital Requirements.

13. Net Capital Requirements

The Company is subject to the Net Capital Rule. The Company computes its net capital requirement under the alternative method. Under this method of computing capital requirements, minimum net capital shall not be less than 2% of combined aggregate debit items arising from client transactions, plus excess margin collected on resale agreements, as defined. A reduction of business is required if net capital is less than 4% of such aggregate debit items. Business may not be expanded if net capital is less than 5% of such aggregate debit items. The Company is also subject to the CFTC's minimum financial requirement set forth in Regulation 1.17 of the Commodity Exchange Act. The Company's net capital of $1,217,741 was 24.53% of its December 31, 2014 aggregate debit items and its net capital in excess of the minimum required was $1,118,439.

(Amounts in Thousands of Dollars)

14. Equity Participation and Other Compensation Plans

UBS operates several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders. UBS operates compensation plans on a mandatory, discretionary and voluntary basis.

Equity Ownership Plan ("EOP")

Selected employees receive a portion of their annual performance-related compensation above a certain threshold in the form of EOP shares, notional shares or performance shares (i.e., notional shares which are subject to performance conditions).

EOP awards granted until 2012 generally vest in three equal increments over a three-year vesting period and awards granted since March 2013 generally vest in equal increments in years two and three. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment. Additionally, the Company offers EOP earned under Strategic Objective Awards when certain career or performance milestones are met by financial advisors.

For awards granted from February 2014 onwards, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and/or cash.

Since 2011 (for the performance year 2010), risk-takers and senior management received performance shares under EOP. In 2011 and 2012, the performance conditions for such performance shares were based on profitability. Beginning in 2013, these performance conditions are based on UBS and its subsidiaries' ("UBS Group") return on tangible equity and the divisional return on attributed equity over the financial years during vesting.

Deferred Contingent Capital Plan ("DCCP")

The DCCP awards vest in full five years from the grant date and are forfeited if the phase-in Basel III Common Equity Tier 1 Ratio of UBS Group falls below 7%, if the Swiss Financial Market Supervisory Authority determines that the DCCP awards need to be written down to prevent the insolvency, bankruptcy or failure of UBS, or if UBS has received a commitment of extraordinary support from the public sector that is necessary to prevent such insolvency, bankruptcy or failure. DCCP awards granted since the performance year 2013 are forfeited if the phase-in Basel III Common Equity Tier 1 Ratio of the Group falls below 10% for Group Executive Board members and 7% for all other employees. The awards are subject to standard forfeiture and harmful acts provisions including voluntary termination of employment.

14. Equity Participation and Other Compensation Plans (continued)

For awards granted up to January 2015, employees were awarded Tier 2 compliant notional bonds with annual interest payments. The notional bonds are settled in cash and interest and the awards are paid annually for performance years in which the firm generates an adjusted pre-tax profit.

For awards granted for the performance year 2014 (granted in 2015), employees are awarded additional Tier 1 (AT1) compliant notional bonds with discretionary annual interest payments. At the discretion of the firm the notional bonds are either settled in the form of a cash payment or a perpetual, marketable AT1 instrument. The notional interest payment will be made annually at the discretion of the firm.

Incentive Performance Plan ("IPP")

In 2010, certain senior employees received part of their annual incentive compensation in the form of performance shares granted under the IPP. Each performance share granted is a contingent right to receive between one and three shares of UBS at vesting, depending on the achievement of share price targets. The IPP awards vest after five years (i.e., in 2015) and are subject to continued employment. IPP was a one-time plan granted in 2010 only.

Equity Plus Plan

Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase shares of UBS at market value and receive, at no additional cost, one free notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and/or monthly through regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for a maximum of three years from the time of purchase. Equity Plus awards vest after up to three years. For awards granted from April 2014 onwards, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and/or cash.

Prior to 2010, instead of notional shares participants received two UBS options for each share they purchased under this plan. The options had a strike price equal to the fair market value of a share of UBS on the grant date, a two-year vesting period and generally expired ten years from the grant date. The options are forfeitable in certain circumstances and are settled by delivering shares of UBS.

(Amounts in Thousands of Dollars)

14. Equity Participation and Other Compensation Plans (continued)

PartnerPlus Plan

PartnerPlus Plan is a mandatory deferred cash compensation plan for certain eligible financial advisors. Awards (UBS company contributions) are based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts otherwise payable during the year, up to a percentage of their pay which are vested upon contribution. Company contributions and voluntary contributions are credited with interest in accordance with the terms of the plan. Rather than being credited with interest, a participant may elect to have voluntary contributions, along with vested company contributions, credited with notional earnings based on the performance of various mutual funds.

Company contributions and interest on both company and voluntary contributions ratably vest in 20% increments six to ten years following grant date. Company contributions and interest/notional earnings on both company and voluntary contributions are forfeitable under certain circumstances.

Compensatory Loans

The Company and an affiliate have entered into various agreements with certain of the Company's financial advisors whereby these financial advisors receive a compensatory loan for recruiting and retention purposes. The outstanding amount of these loans issued by the Company at December 31, 2014 is $363,452, net of an allowance of $27,640. The net amount of these loans issued by the Company is included in other assets in the consolidated statement of financial condition. The outstanding amount of these loans issued by an affiliate at December 31, 2014 was $2,935,375. Additionally, the Company offers compensatory loans earned under Strategic Objective Awards when certain career or performance milestones are met by financial advisors.

15. Pension and Other Post-Employment Benefit Plans

Defined Benefit Pension Plan

Eligible employees of the Company were included in the non-contributory defined benefit pension plan of UBSFSI (the "Plan"), which was frozen in 1998.

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

The following table shows the changes in the projected benefit obligation and fair value of Plan assets during 2014, as well as the underfunded status of the Plan which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2014:

Change in benefit obligation:		
Benefit obligation at January 1, 2014:	$	785,898
Service cost		845
Interest cost		36,543
Actuarial loss		149,949
Benefits paid		(53,462)
Projected benefit obligation at December 31, 2014	$	919,773
Change in plan assets:		
Fair value of plan assets at January 1, 2014:	$	609,310
Return on assets		46,664
Plan asset loss		(29,882)
Company contributions		84,422
Benefits paid		(53,462)
Fair value of plan assets at December 31, 2014		657,052
December 31, 2014 status: underfunded	$	262,721

The measurement date was December 31, 2014. The accumulated benefit obligation was $917,887 for the year ended December 31, 2014.

For 2014, the benefit obligation and benefit cost for the Plan was determined using the following rates:

	Benefit Obligation	Benefit Cost
Discount rate	4.10%	4.84%
Average rate of compensation increase	3.25%	3.50%

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

The weighted average of the expected returns for each asset class used in determining the expected long-term rate of return on Plan assets was 7.40% for 2014.

The actuarial loss included in accumulated other comprehensive loss is $526,583.

Investment Policies and Strategies

The equity allocation includes U.S. equities of large, medium and small capitalization companies, international equity and alternative investments. The fixed income allocation includes U.S. long-term fixed income and opportunistic investments in high yield and international fixed income. The Plan's long-term asset allocation target is 60% equity securities, 40% debt securities.

Basis Used to Determine the Expected Long-Term Return on Plan Assets Assumption

A weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on Plan assets. The expected returns are based on a capital markets model developed by the Plan's investment consultant.

Contributions

The Company contributed $84,422 to the Plan during 2014. The future contributions to the Plan will be evaluated on a quarterly basis by the Company.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	**Defined Benefit Payments**
2015	$ 51,428
2016	51,789
2017	52,239
2018	52,850
2019	53,424
Years 2020 – 2024	275,856

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

Fair Value Measurement of Plan Assets

At December 31, 2014, the fair value of investments held by the Plan are as follows:

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total	Weighted Average Total Asset Allocation
Common stock	$ 236,313	$ –	$ –	$ 236,313	36.08%
Mutual/collective funds	151,788	86,914	–	238,702	36.44
Short-term investments	–	18,202	–	18,202	2.78
Government securities	–	32,265	–	32,265	4.93
Corporate debt securities	–	129,330	–	129,330	19.74
Venture capital and partnerships	–	–	193	193	0.03
	$ 388,101	$ 266,711	$ 193	$ 655,005	100.00%
Accrued income expense				1,486	
Pending purchases and sales				561	
Total net investments, at fair value				$ 657,052	

In the year ended December 31, 2014 there were no direct investments in UBS stock or debt included in the assets held by the Plan.

Following are the major categories of Plan assets and a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014.

Common stock: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual/collective funds and short-term investments: Funds that are actively traded on an exchange are priced at the net asset value ("NAV") of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at the NAV of shares held by the Plan at year end using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market based data.

15. Pension and Other Post-Employment Benefit Plans (continued)

Government securities and corporate debt securities: Government securities and corporate debt securities are valued daily primarily using institutional bid evaluations. Bid evaluations are an estimated price at which a dealer would pay for a security. Corroborated indicative market observable data such as reported sales of similar securities, broker and dealer quotes, market information, including live trading levels are used when available to estimate the institutional bid evaluation. Government securities use the consensus and matrix pricing method. The inputs (quotes, spread and data points for yield curves) to these methods can be considered to be observable market based data. Corporate debt securities use the discounted cash flow method. The inputs (e.g., the issue's margin, the forward curve from the appropriate benchmark, and data points for yield scale) to these methods can be considered to be observable market based data.

Venture capital and partnerships: Venture capital and partnerships are investments valued at fair value using methods determined in good faith by General Partners of the funds. The valuation of non-public investments requires significant judgment by the General Partners. Various factors are reviewed and monitored to determine fair value of investments, including current operating performance and future expectations of the particular investment, discounted cash flow analysis, valuations of comparable public companies, comparable acquisition values and changes in market outlook and the third-party finance environment over time. When observable prices are not available for these securities, the General Partners use one or more valuation techniques (e.g., the market approach and/or income approach) for which sufficient and reliable data is available. Within Level 3, the use of market approach generally consists of using comparable market transactions or other data, while the use of income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and other risk factors.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining fair value measurements:

	Venture Capital and Partnerships	Total Level 3 Investments
Beginning balance as of January 1, 2014	$ 783	$ 783
Gains (losses) (realized/unrealized)	49	49
Purchases, issuances, settlements	(639)	(639)
Ending balance as of December 31, 2014	$ 193	$ 193
The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ 49	$ 49

Post-Retirement Medical and Life Plans

The following table shows the changes in the benefit obligation of the plan during 2014, which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2014:

Change in benefit obligation:	
Benefit obligation at January 1, 2014:	$ 9,515
Interest cost	435
Actuarial loss	309
Amendment	(5,821)
Benefits paid	(1,254)
Accumulated benefit obligation at December 31, 2014	$ 3,184

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

The Company does not currently fund this plan; benefits are paid as incurred. No assets have been segregated and restricted to provide for plan benefits.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Post-Retirement Medical/Life Benefit Payments
2015	$ 2,308
2016	522
2017	293
2018	93
2019	62
Years 2020 – 2024	200

A one percentage point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

	1% Increase	1% Decrease
Effect on postretirement benefit obligation	$ 48	$ (44)

15. Pension and Other Post-Employment Benefit Plans (continued)

Other Benefit Plans

Employees of the Company are eligible to participate in the UBSFSI 401(k) Plus Plan, which includes an employee savings investment plan and a defined retirement contribution plan.

UBSFSI also provides certain life insurance and health care benefits to employees of the Company.

16. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

In accordance with FASB ASC 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for certain of its federal, state, local and foreign deferred tax assets, and accordingly, a valuation allowance of $494,441 has been recorded. Since December 31, 2013, the valuation allowance decreased by $929,909.

(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

The components of the Company's deferred tax assets and liabilities as of December 31, 2014 were as follows:

Deferred tax assets:	
Employee benefits	$ 893,730
Accelerated income and deferred deductions	167,675
Book over tax depreciation	121,227
Valuation of trading assets and investments	1,846
Net operating loss carryforwards	422,412
	1,606,890
Valuation allowance	(494,441)
Total deferred tax assets	1,112,449
Deferred tax liabilities:	
Accelerated deductions and deferred income	260,036
Valuation of trading liabilities and investments	6,340
Total deferred tax liabilities	266,376
Net deferred tax asset	$ 846,073

At December 31, 2014 the Company's net operating loss carryforwards for federal and state and local, and foreign income tax purposes will begin to expire in 2028, 2018, 2024, respectively. The state and local net operating loss carryforwards are primarily related to California, Connecticut and New York. The Company has foreign tax credit carryforwards that will begin to expire in 2019.

The effective tax rate for the Company differs from the statutory federal rate primarily due to the change in the valuation allowance on certain of the Company's federal, state, local and foreign deferred tax assets.

(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Total
Total amounts of unrecognized tax benefits as of January 1, 2014	$ 6,415
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period	838
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(646)
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during the current period	257
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during the current period	–
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	–
Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(3,335)
Total amounts of unrecognized tax benefits as of December 31, 2014	$ 3,529

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate equals $3,207. However, because the benefit would be partially offset by a corresponding increase in valuation allowance, the impact would be $2,128.

The total amount of interest and penalties recognized on the consolidated statement of financial condition is $4,985.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

The Company is included in the consolidated federal income tax return and certain combined state and local income tax returns of UBS Americas. The Company also files stand-alone returns in various state and local jurisdictions. As of December 31, 2014, the consolidated group, of which the Company is a member, remains under examination by the Internal Revenue Service ("IRS") for tax years 2005 through 2011 and is open to examination for the tax years 2012 and

(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

2013. There are various state and local jurisdictions currently under audit for tax years 2002 through 2012 and the Company is open to examination for the 2013 tax year.

Although the Company remains under examination by the IRS for tax years 2005 through 2008, the Company considers the IRS examination to be effectively settled as of March 31, 2012.

In the next twelve months the Company believes that unrecognized tax benefits will decrease by $1,378.

17. Subsequent Events

Since December 31, 2014, the Company recorded additional provisions related to legal matters that are included in other liabilities and accrued expenses on the consolidated statement of financial condition.

Subsequent to December 31, 2014, UBSFSIPR remitted a repayment of the subordinated loan in the amount of $15,000.

On February 13, 2015, Standard and Poor's further downgraded its rating on Puerto Rico general obligation bonds, which are issued or guaranteed by the Puerto Rico government, as well as those issued by the Sales Tax Financing Corporation ("COFINA"), based on concerns about deterioration in Puerto Rico's economy. On February 19, 2015, Moody's Investors Service, Inc. also lowered the ratings it assigns to Puerto Rico debt, based on continued revenue shortfalls which may deplete Puerto Rico's limited liquidity and ability to manage substantial growth in debt payments. These downgrades are relevant to the Company to the extent its clients have leverage portfolios that hold Puerto Rico debt and/or Puerto Rico closed end funds that are sole-managed and co-managed by an affiliate. These downgrades resulted in an increase in maintenance requirements which increased margin calls in February 2015.

The Company has evaluated its subsequent event disclosure through February 27, 2015, the date that the Company's consolidated statement of financial condition are available to be issued, and has determined that there are no events, other than those described above, that would have a material impact on the consolidated statement of financial condition.

UBS

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

UBS Financial Services Inc.
(a Subsidiary of UBS Americas Inc.)
Year Ended December 31, 2014
With Report of Independent
Registered Public Accounting Firm

UBS

UBS Financial Services Inc.
1000 Harbor Boulevard
Weehawken, NJ 07086

www.ubs.com

UBS Financial Services Inc. Compliance Report

UBS Financial Services Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

We acknowledge that, as members of management of UBS Financial Services Inc., we are responsible for the following statements made in our Compliance Report based on the effective date of June 1, 2014 of the recent amendment to SEC Rule 17a-5:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance was effective from June 1, 2014 through the fiscal year ended December 31, 2014;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

UBS Financial Services Inc.

I, **Amy Fainsbert**, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: ____________________
Title: Chief Financial Officer and Managing Director
Date: February 27, 2015

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Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Financial Services Inc.

We have examined the statements of UBS Financial Services Inc. (the Company), included in the accompanying UBS Financial Services Inc. Compliance Report, that the:

1) Company's internal control over compliance was effective for the period from June 1, 2014 through December 31, 2014.
2) Company's internal control over compliance was effective as of December 31, 2014.
3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014.
4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of NASD and Rule 409 of NYSE, of the Financial Industry Regulatory Authority ("FINRA") that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of December 31, 2014 and during the period from June 1, 2014 through December 31, 2014; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commissions, FINRA, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2015